854088

P.E. 1/31/02

02013471

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

124 Theobalds Road, London WC1X 8RX
(Address of principal executive offices)

k:\legal\precedents\general transactions\sec form 6k.doc

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 1,560,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 311.0192p per ordinary share on 21 December 2001.
2.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 1,017,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 324.8525p per ordinary share on 28 December 2001.
3.	Press Release dated 2 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
4.	Press Release dated 4 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
5.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 2,440,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 343.40p per ordinary share on 4 January 2002.
6.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 4,200,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 342.7619p per ordinary share on 7 January 2002.
7.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 8,200,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 336.821p per ordinary share on 8 January 2002.
8.	Press Release dated 8 January 2002 announcing major interests in the Ordinary Shares of Cable and Wireless PLC.
9.	Press Release dated 9 January 2002 announcing director's interests in the ordinary shares of Cable & Wireless PLC.
10.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 2,800,000 of its ordinary shares from Merril Lynch International at 333.845p per ordinary share on 9 January 2002.
11.	Press Release dated 10 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 2,700,000 of its ordinary shares from Merril Lynch International at 330.316p per ordinary share.

12. Press Release dated 11 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 1,050,000 of its ordinary shares from Merril Lynch International at 330.777p per ordinary share.

13. Press Release dated 14 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 3,000,000 of its ordinary shares from Merril Lynch International at 321.834p per ordinary share.

14. Press Release dated 15 January 2002 announcing interests in the ordinary shares of Cable & Wireless PLC.

15. Press Release dated 16 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 4,725,000 of its ordinary shares from Merril Lynch International at 313.725p per ordinary share.

16. Press Release dated 16 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

17. Press Release dated 17 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

18. Press Release dated 17 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 5,430,000 of its ordinary shares from Merril Lynch International at 317.624p per ordinary share on 17 January 2002.

19. Press Release dated 17 January 2002 announcing the court's approval of sale of exodus to Cable & Wireless.

20. Press Release dated 22 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

21. Press Release dated 22 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

22. Press Release dated 23 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

23. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 3,000,000 of its ordinary shares from Cazenove & Co. Ltd at 309.6879p per ordinary share on 23 January 2002.

24. Press Release dated 24 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

25. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 10,600,000 of its ordinary shares from Cazenove & Co. Ltd at 309.9265p per ordinary share on 24 January 2002.

26. Press Release dated 28 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

27. Press Release dated 28 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC

28. Press Release dated 29 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC

29. Press Release dated 30 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

30. Press Release dated 31 January 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

31. Press Release announcing that Cable & Wireless PLC completes acquisition of PSINET Japan.

Exhibit 1

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 1,560,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 21 December 2001 at a price of 311.0192p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 2

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 1,017,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 28 December 2001 at a price of 324.8525p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 3

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

2nd January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 20th December 2001 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 22,805 Ordinary Shares at a price of £3.13 per share and 34,308 Ordinary Shares at a price of £3.145 per share.

Following the disposal, 12,053,894 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 4

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

4th January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 3rd January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 1,776 Ordinary Shares at a price of £3.4452 per share and 24,388 Ordinary Shares at a price of £3.3351 per share.

Following the disposal, 12,027,730 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 5

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 2,440,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 4 January 2002 at a price of 343.40p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 6

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 4,200,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 7 January 2002 at a price of 342.7619p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 7

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 8,200,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 8 January 2002 at a price of 336.8216p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 8

8th January 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London EC2N 1HP

Dear Sir/Madam

Cable and Wireless plc – Notification of Major Interests in Shares

Cable and Wireless plc advises that on 3rd January 2002 it received information pursuant to section 212 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at 31st December 2001 which are disclosable under sections 198 to 208 of the Act:-

M&G Investment Management Limited holds 84,559,810 Ordinary Shares in Cable and Wireless plc giving a total percentage interest by them of 3.05%.

Legal and General Investment Management holds 83,946,580 Ordinary Shares in Cable and Wireless plc giving a total percentage interest by them of 3.03%.

Yours faithfully

Lorraine Davidson

Corporate Compliance Assistant

Exhibit 9

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

9th January 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified today that on 8th January 2002 Mr Graham M Wallace, Chief Executive acquired 36 Ordinary Shares in the Company at a price of £3.383 pence per share under the Cable & Wireless Share Purchase Plan.

J M Bolton
Assistant Company Secretary

Exhibit 10

Cable & Wireless PLC

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 2,800,000 of its ordinary shares from Merrill Lynch International on 9 January 2002 at a price of 333.845p per ordinary share

Enquiries
Cable & Wireless
Investor Relations: Chris Tyler 020 7315 4460
Media: Susan Cottam 020 7315 4410

End

Exhibit 11

Cable & Wireless PLC

10 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 2,700,000 of its ordinary shares from Merrill Lynch International on 10 January 2002 at a price of 330.316p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Cable & Wireless PLC

11 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 1,050,000 of its ordinary shares from Merrill Lynch International on 11 January 2002 at a price of 330.777p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 13

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

15th January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that :

- on 3rd January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 6,228 Ordinary Shares at a price of £3.385 per share; and
- on 11th January 2002 the Trust disposed of 895 Ordinary Shares at a price of £3.3251 per share and 3,885 Ordinary Shares at a price of £3.305 per share.

Following the disposal, 12,016,722 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 14

Cable & Wireless PLC

14 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 3,000,000 of its ordinary shares from Merrill Lynch International on 14 January 2002 at a price of 321.834p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 15

Cable & Wireless PLC

16 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 4,725,000 of its ordinary shares from Merrill Lynch International on 16 January 2002 at a price of 313.725p per ordinary share

Enquiries

Cable & Wireless		
Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 16

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

16th January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 11th January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 5,839 Ordinary Shares at a price of £3.33 per share.

Following the disposal, 12,010,883 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 17

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

17th January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on the 16th January 2002 that on the same day the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 846 Ordinary Shares at a price of £3.133 per share and 2,923 Ordinary Shares at a price of £3.175 per share.

Following the disposal, 12,007,114 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 18

Cable & Wireless PLC

17 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,430,000 of its ordinary shares from Merrill Lynch International on 17 January 2002 at a price of 317.624p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 19

CABLE & WIRELESS

Announcement

17 January 2002

COURT APPROVES SALE OF EXODUS TO CABLE & WIRELESS

Transaction expected to complete late January/early February 2002

Cable and Wireless plc announced today, 17 January 2002, that the United States Bankruptcy Court for the District of Delaware has approved the agreement under which Cable and Wireless plc's wholly-owned subsidiary Digital Island Inc (together with other subsidiaries "Cable & Wireless"), will purchase selected assets and a majority of the business activities of Exodus Communications, Inc. in the United States (together the "Exodus Business").

The Exodus Business comprises substantially all of Exodus's United States customer contracts, together with selected corporate and data centre assets, know-how, intellectual property (including the Exodus brand), high quality employee base and other resources required to support these customers and grow the business.

The Bankruptcy Court's approval does not cover Cable & Wireless' proposed acquisition of Exodus's operations and data centers in London, Frankfurt and Tokyo which are the subject of separate agreements which are still being discussed with Exodus.

The transaction is expected to close during late January/early February 2002. The agreement remains subject to customary closing conditions.

ENDS

About Cable & Wireless

Cable & Wireless is a major global telecommunications business with revenue of over £8 billion (US$11 billion) in the year to 31 March 2001 and customers in 70 countries. Cable & Wireless' focus for future growth is on IP (internet protocol) and data services and solutions for business customers. It is developing advanced IP networks and value-added services in the US, Europe and the Asia-Pacific region in support of this strategy. With the capability of its global IP infrastructure and its strength in key markets, Cable & Wireless holds a unique position in terms of global coverage and services to business customers. For more information about Cable & Wireless, go to www.cw.com.

Contacts for Cable & Wireless:

Chris Tyler, Investor Relations, +44 (0)20 7315 4460
Valerie Gerard, Investor Relations, +1 646 735 4211
Susan Cottam, Media, +44 (0)20 7315 4410
Peter Eustace, Media, +44 (0)20 7315 4495

/..

Greenhill & Co.

London (+44 (0)20 7440 0400)	New York (+1 212 389 1500)
James Lupton David Wyles	Michael Kramer Tim Haddock

Merrill Lynch

London (+44 (0)20 7628 1000) Bob Wigley Gavin Deane	New York (+1 212 449 1000) Michael Costa Khaled Eldabag

Greenhill & Co. International Limited ("Greenhill & Co.") and Merrill Lynch International ("Merrill Lynch") are acting exclusively for Cable & Wireless in connection with this transaction and for no one else and will not be responsible to anyone other than Cable & Wireless for providing the protections afforded to clients of either Greenhill & Co. or Merrill Lynch or for providing advice in relation to this transaction.

Exhibit 20

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

22 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 21 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 2,000,000 Ordinary shares at a price of £3.000835 per share.

Following the purchase, 14,006,675 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 21

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

22 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 21 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 154 Ordinary Shares at a price of £3.133 per share and 285 Ordinary Shares at a price of £3.045 per share.

Following the disposal, 12,006,675 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 22

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

23 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 1,124 Ordinary Shares at a price of £3.08 per share.

Following the disposal, 14,005,551 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 23

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 3,000,000 of its ordinary shares from Cazenove & Co. Ltd on 23 January 2002, at a price of 309.6879p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 24

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

24 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on the 23 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 3,982 Ordinary Shares at a price of £3.135 per share.

Following the disposal, 14,001,569 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 25

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 10,600,000 of its ordinary shares from Cazenove & Co. Ltd on 24 January 2002, at a price of 309.9265p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 26

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

28 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 25 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 3,000,000 Ordinary shares at a price of £2.919155 per share.

Following the purchase, 17,001,569 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 27

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

28 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 369 Ordinary Shares at a price of £3.0256 per share.

Following the disposal, 17,001,200 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 28

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

29 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on the 28 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 554 Ordinary Shares at a price of £3.0025 per share.

Following the disposal, 17,000,646 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 29

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

30 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on the 29 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 4,105 Ordinary Shares at a price of £2.895 per share.

Following the disposal, 16,996,541 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 30

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

31 January 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 30 January 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 4,000,000 Ordinary shares at a price of £2.642777 per share.

Following the purchase, 20,996,541 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 31

CABLE & WIRELESS **Announcement**

CABLE & WIRELESS COMPLETES ACQUISITION OF PSINET JAPAN

Reinforcing position in internet services in Japan

Cable and Wireless plc ("Cable & Wireless"), the global telecommunications group, announced today (25 January 2002) that it has, through its subsidiary Cable & Wireless IDC, completed the acquisition of PSINet Japan, Inc. ("PSINet Japan") from PSINet Inc. for US$16.6 million (approximately £11.5 million). The increase in the purchase price originally announced on 10 December 2001 results from Cable & Wireless bidding against another party at the court supervised auction which forms part of the sale process under Chapter 11 of the US Bankruptcy Code.

PSINet Japan provides IP (internet protocol) connectivity and web hosting services for enterprise customers in Japan. The company has points of presence within key Japanese cities, a data centre in Tokyo and provides services to several thousands of business customers.

The acquisition is intended to reinforce Cable & Wireless' position in Japan's growing internet market and accelerate the delivery of Cable & Wireless' strategy to provide IP and data services to business customers in Japan. PSINet Japan's unaudited revenue in the first half year 2001 was £28 million, generating positive EBITDA (under US GAAP) of £3.4 million in the same period, and the acquisition is expected to more than double Cable & Wireless's IP revenue within Japan.

Commenting on the announcement, Simon Cunningham, President and CEO Cable & Wireless IDC, said:

"This acquisition highlights our commitment to the Japanese market and clearly fits our strategy to grow our IP business within Japan. We will realise cost synergies through sharing a much larger infrastructure, whilst our continued commitment to quality will bring benefit to a much broader customer base."

Ends

About Cable & Wireless

Cable & Wireless is a major global telecommunications business with revenue of over £8 billion (US$11 billion) in the year to 31 March 2001 and customers in 70 countries. Cable & Wireless' focus for future growth is on IP (Internet protocol) and data services and solutions for business customers. It is developing advanced IP networks and value-added services in the US, Europe and the Asia-Pacific region in support of this strategy. With the capability of its global IP infrastructure and its strength in key markets, Cable & Wireless holds a unique position in terms of global coverage and services to business customers. For more information about Cable & Wireless, go to www.cw.com

Contacts for Cable & Wireless

Chris Tyler, Investor Relations +44 (0) 20 7315 4460

Valerie Gerard, Investor Relations (US) +1 646 735 4211
Susan Cottam, Media +44 (0)207 315 4410
Peter Eustace, Media, +44 (0)20 7315 4495
Muneo Obata, Media (Japan), +81 3 5820 0701

Issued by:
Cable & Wireless Corporate Communications
Cable and Wireless plc
124 Theobalds Road
London WC1X 8RX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY

By: ______________________

Assistant Company Secretary

Dated: 1/02/2002

k:\legal\precedents\general transactions\sec form 6k.doc